[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

May 13, 2008

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MYR Group Inc.

Amendment No. 3 to Form S-1 registration statement

Initially Filed on January 25, 2008

File No. 333-148864

Dear Ms. Long:

This letter is submitted on behalf of MYR Group Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s registration statement on Form S-1 filed on April 24, 2008 (File No. 333-148864), as set forth in your letter to Mr. Gerald B. Engen, Jr., dated May 5, 2008.

We have filed via EDGAR Amendment No. 3 to the registration statement.  For your convenience, we are also forwarding five courtesy copies of Amendment No. 3 to the registration statement, which are marked to show changes from Amendment No. 2 to the registration statement previously filed.  The changes to the registration statement reflect responses to the Staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment.  Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 3 to the registration statement.

Prospectus Cover Page

1.                                      We note your response to comment 2 in our letter dated April 16, 2008 and your associated revisions to the registration statement.  Nevertheless, you must revise your cover page to provide that selling stockholders will sell their shares either at a fixed price or within a bona fide price range until a market emerges for your common stock, regardless of the form of that market.  We note, in particular, that the selling security holders—some of whom are statutory underwriters—would be free to sell their shares to the public between the effective date of the registration statement and the date on which the common stock commences trading on the over-the-counter market.  During this period, there would be no established market for your common stock.  Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 501(b)(3) of Regulation S-K.

Response:  The Company has revised the cover page of Amendment No. 3 to the Registration Statement in accordance with your comment to include a bona fide price range within which the selling stockholders may sell their shares until the Company’s common stock commences for trading in the over-the-counter market.

2.                                      We note your statements that your common stock will be traded in the over-the-counter market following the effectiveness of this registration statement.  If you or your market maker has received confirmation from FINRA that such trading has been approved, please provide us with a copy of such approval.  However, if your application is still pending with FINRA, please modify your statements in the prospectus concerning the trading of your common stock in the over-the-counter market to reflect your expectation that your common stock will be traded in the over-the-counter market.  In that case, please provide us with of FINRA trading approval once you receive it.

Response: The Company has not yet been approved for trading in the over-the-counter market and has revised the cover page and pages 122 and 123 of Amendment No. 3 to the Registration Statement.

Plan of Distribution, page 116

3.                                      We note your response to comment 5 in our letter dated April 16, 2008.  However, as you are registering the re-sale of common stock for which there is no established trading market, please provide a description of the various factors considered in determining the fixed price or bona fide range to be used for your common stock until a market for your common stock emerges.  Please see Item 505(a) of Regulation S-K.

Response: The Company has revised page 122 of Amendment No. 3 to the Registration Statement in accordance with your comment to include a bona fide price range within which the selling stockholders may sell their shares until the Company’s common stock commences trading in the over-the-counter market as well as a description of the various factors considered in determining such range.

Compensation Discussion and Analysis, page 82

Management Incentive Plan, page 84

4.                                      We note your response to comment 6 in our letter dated April 16, 2008.  We continue to be concerned with your analysis regarding the need to treat your financial performance goals confidentially.  The two arguments that you have presented in support of treating the financial performance goals confidentially lack specificity and could apply to many companies.  They do not demonstrate clearly how you would be likely to suffer substantial competitive harm if such information were disclosed.  Accordingly, please either disclose the requested information or persuasively demonstrate to us why, in view of the specific circumstances applicable to your company, the disclosure of such information would likely cause you substantial competitive harm.

Response: The Company has revised its disclosure on page 91 of Amendment No. 3 to provide the financial performance goals under the Management Incentive Plan for fiscal 2007.

5.                                      We note your response to comment 7 in our letter dated April 16, 2008 and the disclosure in the prospectus concerning the frequency of MIP payouts during the past five years.  Please discuss in greater detail how difficult it will be for the executives or how likely it will be for you to achieve the undisclosed target levels.  Noting the payout history by itself is insufficient.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company has revised its disclosure on page 90 of Amendment No. 3 to discuss in greater detail the difficulty the executive officers will have and the likelihood the Company will achieve the performance goals under the Management Incentive Plan.

*              *              *

Please feel free to contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann

cc:	Dieter King
Patricia Armelin
Anne McConnell
William Koertner
Gerald Engen
Marco Martinez
Stacy Kanter